UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month November, 2026

Commission File Number 1-11414
BLADEX, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLADEX, INC.
(Registrant)

Date: November 12, 2026	By:	/s/ Annette van Hoorde de Solís
	Name:	Annette van Hoorde de Solís
	Title:	Chief Financial Officer

Bladex, Inc.
and Subsidiaries

Unaudited condensed consolidated interim financial statements as of September 30, 2026, and for the three and nine months ended September 30, 2026

Bladex, Inc. and Subsidiaries

Contents

Condensed consolidated statement of financial position
Condensed consolidated statement of profit or loss
Condensed consolidated statement of comprehensive income
Condensed consolidated statement of changes in equity
Condensed consolidated statement of cash flows
Notes to the condensed consolidated interim financial statements (Unaudited)

Bladex, Inc. and Subsidiaries
Condensed consolidated statements of financial position
September 30, 2026 and December 31, 2025
(In thousands of US dollars)

		September 30, 2026	December 31, 2025
	Notes	(Unaudited)	(Audited)
Assets

Cash and due from banks	3,4,5	1,841,669	1,923,731

Investment securities	3,4,6	1,821,093	1,428,990

Loans	3,4,7	12,321,300	9,141,668

Customers' liabilities under acceptances	3,4	318,933	161,597
Trading derivative assets	3,4,9	31,587	1,569
Hedging derivative financial instruments - assets	3,4,9	78,888	69,837
Equipment, right-of-use assets and leasehold improvements, net		20,891	19,673
Intangible assets		9,277	10,744
Other assets	10	36,335	28,584
Total assets		16,479,973	12,786,393

Liabilities and Equity
Liabilities:
Customer deposits	3,4,11	7,964,564	6,640,290
Securities sold under repurchase agreements	3,4,12	248,514	130,509
Borrowings and debt	3,4,13	5,973,878	4,030,389
Lease liabilities	3,14	18,962	18,429
Acceptances outstanding	3,4	318,933	161,597
Trading derivative liabilities	3,4,9	26,305	433
Hedging derivative financial instruments - liabilities	3,4,9	73,623	62,506
Provision for losses on loan commitments and financial guarantee contracts	3,4	11,548	12,130
Other liabilities	15	53,438	51,363
Total liabilities		14,689,765	11,107,646

Equity:
Common stock		279,980	279,980
Treasury stock		(91,028)	(97,597)
Other equity instruments		197,976	197,976
Additional paid-in capital in excess of value assigned to common stock		125,503	125,151
Capital reserves	22	95,210	95,210
Regulatory reserves	22	181,949	159,093
Retained earnings		987,029	916,429
Other comprehensive income		13,589	2,505
Total equity		1,790,208	1,678,747
Total liabilities and equity		16,479,973	12,786,393
The accompanying notes are an integral part of these condensed consolidated interim financial statements (Unaudited).

Bladex, Inc. and Subsidiaries
Condensed consolidated statement of profit or loss
For the three and nine months ended September 30, 2026 and 2025
(In thousands of US dollars, except earnings per share data)

		(Unaudited)
		Three months ended September 30,		Nine months ended September 30,
	Notes	2026	2025	2026	2025
Interest income:
Deposits		12,084	19,413	39,351	55,106
Investment securities		21,957	17,411	60,747	47,892
Loans		180,985	156,856	500,093	474,533
Total interest income	19	215,026	193,680	600,191	577,531
Interest expense:
Deposits		(80,689)	(75,177)	(223,531)	(217,563)
Securities sold under repurchase agreements	12	(2,082)	(1,752)	(5,922)	(7,013)
Borrowings and debt	13	(52,286)	(49,146)	(146,935)	(151,994)
Lease liabilities	14	(188)	(178)	(537)	(539)
Total interest expense	19	(135,245)	(126,253)	(376,925)	(377,109)

Net interest income		79,781	67,427	223,266	200,422

Other income:
Fees and commissions, net	18	16,299	14,052	52,764	44,547
Gain on financial instruments, net	18	2,971	882	4,832	5,027
Other income	18	69	416	260	772
Total other income, net	19	19,339	15,350	57,856	50,346

Total revenues		99,120	82,777	281,122	250,768

Impairment losses on financial instruments	3,19	(10,412)	(6,482)	(23,745)	(16,717)

Operating expenses:
Salaries and other employee expenses		(16,139)	(13,196)	(43,441)	(39,518)
Depreciation and amortization of equipment, right-of-use and leasehold improvements		(937)	(697)	(2,764)	(2,111)
Amortization of intangible assets		(708)	(355)	(2,136)	(1,029)
Other expenses		(7,774)	(7,079)	(23,077)	(20,509)
Total operating expenses	19	(25,558)	(21,327)	(71,418)	(63,167)
Profit for the period		63,150	54,968	185,959	170,884

Per share data:
Basic earnings per share (in US dollars)	17	1.48	1.48	4.56	4.60
Weighted average basic shares (in thousands of shares)	17	37,597	37,231	37,521	37,126

The accompanying notes are an integral part of these condensed consolidated interim financial statements (Unaudited).

Bladex, Inc. and Subsidiaries
Condensed consolidated statement of comprehensive income
For the three and nine months ended September 30, 2026 and 2025
(In thousands of US dollars)

	(Unaudited)
	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Profit for the period	63,150	54,968	185,959	170,884

Other comprehensive income
Items that can be subsequently reclassified as gains or losses

Financial instruments measured at fair value through other comprehensive income (FVOCI)

Changes in the fair value of debt instruments measured at FVOCI:

Net fair value changes – Loans measured at FVOCI	6,169	717	7,146	319
Net changes in fair value – Investment securities measured at FVOCI	(6,744)	2,685	(2,834)	2,797
Reclassifications to profit or loss – Loans measured at FVOCI	—	(485)	(75)	(638)
Reclassifications to profit or loss – Investment securities measured at FVOCI	—	(475)	(125)	(563)
Total changes in the fair value of debt instruments measured at FVOCI	(575)	2,442	4,112	1,915

Effects attributable to risk management

Cash flow hedge reserve:
Net changes in the effective portion of cash flow hedges	1,441	(330)	7,930	3,361
Reclassifications from the cash flow hedge reserve to profit or loss	304	122	415	(1,188)
Total cash flow hedge reserve	1,745	(208)	8,345	2,173
Deferred amounts for excluded components of hedging relationships	(280)	33	(1,373)	33
Other comprehensive income	890	2,267	11,084	4,121

Total comprehensive income for the period	64,040	57,235	197,043	175,005

The accompanying notes are an integral part of these condensed consolidated interim financial statements (Unaudited).

Bladex, Inc. and Subsidiaries
Condensed consolidated statement of changes in equity
For the nine months ended September 30, 2026 and 2025
(In thousands of US dollars)

		(Unaudited)
	Note	Common stock	Treasury stock	Other equity instruments	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balances at January 1, 2025		279,980	(105,601)		124,970	95,210	149,666	792,005	979	1,337,209
Profit for the period		—	—	—	—	—	—	170,884	—	170,884
Other comprehensive income		—	—	—	—	—	—	—	4,121	4,121
Issuance of restricted stock (RSA)		—	4,537	—	(4,537)	—	—	—	—	—
Issuance of other equity instruments, net		—	—	197,976	—	—	—	—	—	197,976
Compensation cost - stock units plans		—	—	—	6,044	—	—	—	—	6,044
Stock units vested (RSU)		—	3,483	—	(3,483)	—	—	—	—	—
Regulatory credit reserve		—	—	—	—	—	1,803	(1,803)	—	—
Dividends declared		—	—	—	—	—	—	(69,761)	—	(69,761)
Balances at September 30, 2025		279,980	(97,581)	197,976	122,994	95,210	151,469	891,325	5,100	1,646,473

Balances at January 1, 2026		279,980	(97,597)	197,976	125,151	95,210	159,093	916,429	2,505	1,678,747
Profit for the period		—	—	—	—	—	—	185,959	—	185,959
Other comprehensive income		—	—	—	—	—	—	—	11,084	11,084
Issuance of restricted stock (RSA)		—	3,822	—	(3,822)	—	—	—	—	—
Compensation cost - stock units plans		—	—	—	6,982	—	—	—	—	6,982
Stock units vested (RSU)		—	2,808	—	(2,808)	—	—	—	—	—
Repurchase of common stock		—	(61)	—	—	—	—	—	—	(61)
Regulatory credit reserve		—	—	—	—	—	259	(259)	—	—
Dynamic provision		—	—	—	—	—	22,597	(22,597)	—	—
Dividends and coupons declared	16	—	—	—	—	—	—	(92,503)	—	(92,503)
Balances at September 30, 2026		279,980	(91,028)	197,976	125,503	95,210	181,949	987,029	13,589	1,790,208

The accompanying notes are an integral part of these condensed consolidated interim financial statements (Unaudited).

Bladex, Inc. and Subsidiaries
Condensed consolidated statement of cash flows
For the nine months ended September 30, 2026 and 2025
(In thousands of US dollars)

		(Unaudited)
	Notes	2026	2025
Cash flows from operating activities
Profit for the period		185,959	170,884
Adjustments to reconcile profit for the period to net cash (used in) provided by operating activities:
Depreciation and amortization of equipment, right-of-use and leasehold improvements		2,764	2,111
Amortization of intangible assets		2,136	1,029
Impairment losses on financial instruments	3	23,745	16,717
Realized gain on financial instruments	18	(338)	(2,701)
Loss on derecognition of financial instruments at amortized cost	18	—	436
Compensation cost - share-based payment		6,982	6,044
Net changes in hedging position and foreign currency		(20,882)	128,832
Loss on disposal of fixed assets and intangible assets		6	6
Interest income	19	(600,191)	(577,531)
Interest expense	19	376,925	377,109
Changes in operating assets and liabilities:
Restricted and pledged deposits		20,257	70,916
Loans		(3,268,012)	(622,713)
Proceeds from the sale of loans		97,101	193,243
Other assets		(10,589)	(20,450)
Due to depositors		1,307,583	1,422,566
Other liabilities		830	2,743
Cash flows (used in) provided by operating activities		(1,875,724)	1,169,241
Interest received		559,925	589,843
Interest paid		(367,588)	(379,132)
Net cash (used in) provided by operating activities		(1,683,387)	1,379,952

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets		(136)	(168)
Acquisition of intangible assets		—	(1,260)
Proceeds from the sale of securities		61,157	60,837
Proceeds from the redemption of securities		490,865	285,351
Purchases of securities		(943,495)	(557,284)
Net cash used in investing activities		(391,609)	(212,524)

Cash flows from financing activities:
Increase (decrease) in securities sold under repurchase agreements		117,468	(73,672)
Net increase (decrease) in short-term borrowings and debt	13	1,654,461	(609,454)
Proceeds from long-term borrowings and debt	13	735,711	319,580
Payments of long-term borrowings and debt	13	(402,611)	(866,901)
Issuance of other equity instruments	16	—	197,976
Payments of lease liabilities	14	(1,136)	(852)
Dividends and coupons paid		(91,260)	(68,908)
Repurchase of common stock		(61)	—
Net cash provided by (used in) financing activities		2,012,572	(1,102,231)

Net (decrease) increase in cash and cash equivalents		(62,424)	65,197
Cash and cash equivalents at beginning of the period		1,842,208	1,819,931
Cash and cash equivalents at end of the period	5	1,779,784	1,885,128
The accompanying notes are an integral part of these condensed consolidated interim financial statements (Unaudited).

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
1.Corporate information

Bladex, Inc. (the "Parent Company" and, together with its subsidiaries, "Bladex" or the "Bank"), domiciled in Panama City, Republic of Panama, is a multinational bank established to support foreign trade financing and economic integration throughout Latin America and the Caribbean (the "Region").

The Bank was established in May 1975, pursuant to a proposal submitted to the Assembly of Governors of Central Banks of the Region, which recommended the creation of a multinational organization to enhance the Region's foreign trade financing capacity. The Bank was organized in 1977, incorporated in 1978 under the laws of the Republic of Panama, and commenced business operations on January 2, 1979. Pursuant to a law contract entered into between the Republic of Panama and the Bank in 1978, the Bank was granted certain privileges, including an exemption from income taxes in Panama.

On April 21, 2026, the Bank's shareholders approved an amendment to Article 1 of the Bank's Articles of Incorporation to change the Bank's corporate name. The amendment became effective on June 4, 2026, changing the Bank's legal name from "Banco Latinoamericano de Comercio Exterior, S.A." in Spanish and "Foreign Trade Bank of Latin America, Inc." in English to "Bladex, Inc.", with no change to the Bank's legal existence or corporate structure. Accordingly, this change in corporate name did not affect the Bank's operations, ownership structure, financial position, or reporting entity. These consolidated financial statements are therefore presented under the Bank's new legal name, "Bladex, Inc. and Subsidiaries."
The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).
In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.
Bladex Head Office’s subsidiaries are the following:
-    Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.
-    Bladex Representaçao Ltda, incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.
-    Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100.00% owned by Bladex Head Office.
Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).
The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
2. Basis of preparation and changes to the Bank’s accounting policies
2.1 Basis of preparation
These interim condensed consolidated financial statements for the period ended September 30, 2026 have been prepared in accordance with International Accounting Standards IAS 34 “Interim Financial Reporting”. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") and should be read in conjunction with the Bank’s annual consolidated financial statements as at and for the year ended December 31, 2025.

These interim financial statements were authorized for issue by the Bank’s board of directors on October 20, 2026.
2.2. Accounting Standards Issued but Not Yet in Effect
IFRS 18 – Presentation and Disclosure in Financial Statements will replace IAS 1: Presentation of Financial Statements and will be applicable for annual periods beginning on or after January 1, 2027. The Bank has not adopted this standard early in the preparation of these interim financial statements.
IFRS 18 introduces changes to the structure of the income statement, greater disaggregation of financial information, and new disclosures related to performance measures defined by management. The Bank is in the process of evaluating the impact of its adoption, which may vary as the implementation of changes to accounting processes, controls, and policies is finalized.
In general terms, the following impacts are expected:
•Structure of the income statement: Income and expenses will be classified into categories such as operating, investing, and financing activities, among others. Since the Bank qualifies as an entity whose primary activity is providing financing, interest income and expenses will be presented within the operating category, eliminating their current presentation as a separate subtotal. New defined subtotals will also be introduced, such as operating profit and profit before financing and taxes.
•Classification of income and expenses: Certain items, including exchange differences, hedging instruments, and other income, will be reclassified according to the nature of the items that generate them. Additionally, the share of the results of investments accounted for using the equity method will be presented within the investment category.
•Performance measures defined by management: The Bank is in the process of developing the framework for identifying and disclosing these measures, which will be based on public communications and aligned with the financial statement reporting period.
•Aggregation and disaggregation: Greater disaggregation of items in the financial statements and notes is expected, including a review of items currently presented as “other.”
•Cash flows: Operating profit will be used as the starting point for presenting operating cash flows under the indirect method. The classification of cash flows related to interest and dividends will also be adjusted in accordance with IFRS 18 requirements.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review

This note presents information about the Bank’s exposure to financial risks:

A.Credit risk

i.Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and debt instruments at FVOCI. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively.

Deposits

	September 30, 2026
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 - 0.28	1,840,980	—	—	1,840,980
Grades 5 - 6	0.29 - 3.60	658	—	—	658
Grades 7 - 8	3.61 - 36.40	67	—	—	67
		1,841,705	—	—	1,841,705
Allowance for credit losses		(36)	—	—	(36)
Total		1,841,669	—	—	1,841,669

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 - 0.38	1,923,151	—	—	1,923,151
Grades 5 - 6	0.39 - 3.81	660	—	—	660
Grades 7 - 8	3.82 - 34.52	75	—	—	75
		1,923,886	—	—	1,923,886
Allowance for credit losses		(155)	—	—	(155)
Total		1,923,731	—	—	1,923,731

Loans, at amortized cost (1)

	September 30, 2026
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 - 0.28	7,152,687	—	—	7,152,687
Grades 5 - 6	0.29 - 3.60	3,867,307	53,359		3,920,666
Grades 7 - 8	3.61 - 36.40	334,956	23,814	45,609	404,379
Grades 9 - 10	36.41 - 100	—	—	31,825	31,825
		11,354,950	77,173	77,434	11,509,557
Allowance for credit losses		(33,570)	(7,248)	(46,092)	(86,910)
Total		11,321,380	69,925	31,342	11,422,647

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

A.Credit risk (continued)

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 - 0.38	5,399,585	—	—	5,399,585
Grades 5 - 6	0.39 - 3.81	3,412,140	78,892	—	3,491,032
Grades 7 - 8	3.82 - 34.52	125,507	102,127	—	227,634
Grades 9 - 10	34.53 - 100	—	—	39,985	39,985
		8,937,232	181,019	39,985	9,158,236
Allowance for credit losses		(31,660)	(33,169)	(28,979)	(93,808)
Total		8,905,572	147,850	11,006	9,064,428

Loans at FVOCI (1)

	September 30, 2026
	PD Ranges	Stage 1	Stage 2		Stage 3	Total
Grades 1 - 4	0.05 - 0.28	706,101	—		—	706,101
Grades 5 - 6	0.29 - 3.60	161,312	—	—	—	161,312
Grades 7 - 8	3.61-36.40	31,240	—		—	31,240
		898,653	—		—	898,653
Allowance for credit losses		(3,958)	—		—	(3,958)

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 - 0.38	15,627	—	—	15,627
Grades 5 - 6	0.39 - 3.81	61,613	—	—	61,613
		77,240	—	—	77,240
Allowance for credit losses		(468)	—	—	(468)

(1) Loans at amortized cost and FVOCI include interest and commission receivable.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

A.Credit risk (continued)

Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	September 30, 2026
	PD Ranges	Stage 1	Stage 2	Total
Commitments and contingencies
Grades 1 - 4	0.05 - 0.28	1,060,406	—	1,060,406
Grades 5 - 6	0.29 - 3.60	932,216	2,880	935,096
Grades 7 - 8	3.61 - 36.40	143,025	2,692	145,717
		2,135,647	5,572	2,141,219
Customers' liabilities under acceptances
Grades 1 - 4	0.05 - 0.28	89,851	—	89,851
Grades 5 - 6	0.29 - 3.60	229,082	—	229,082
		318,933	—	318,933
		2,454,580	5,572	2,460,152
Provision		(10,996)	(552)	(11,548)
Total		2,443,584	5,020	2,448,604

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Total
Commitments and contingencies
Grades 1 - 4	0.05 - 0.38	876,482	—	876,482
Grades 5 - 6	0.39 - 3.81	676,044	365	676,409
Grades 7 - 8	3.82 - 34.52	287,766	—	287,766
		1,840,292	365	1,840,657
Customers' liabilities under acceptances
Grades 1 - 4	0.05 - 0.38	64,761	—	64,761
Grades 5 - 6	0.39 - 3.81	31,284	—	31,284
Grades 7 - 8	3.82 - 34.52	65,552	—	65,552
		161,597	—	161,597
		2,001,889	365	2,002,254
Provision		(12,128)	(2)	(12,130)
Total		1,989,761	363	1,990,124

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

A.Credit risk (continued)
Securities at amortized cost(1)

	September 30, 2026
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05 - 0.28	1,441,921	—	1,441,921
		1,441,921	—	1,441,921
Allowance for credit losses		(441)	—	(441)
Total		1,441,480	—	1,441,480

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05 - 0.38	1,294,293	—	1,294,293
Grades 5 - 6	0.39 - 3.81	55,550	10,654	66,204
		1,349,843	10,654	1,360,497
Allowance for credit losses		(918)	(65)	(983)
Total		1,348,925	10,589	1,359,514
Securities at FVOCI(1)

	September 30, 2026
	PD Ranges	Stage 1	Stage 2		Total
Grades 1 - 4	0.05 - 0.28	89,852	318,933	$—	408,785
Grades 5 - 6	0.29 - 3.60	229,082	—		229,082
		318,934	318,933		637,867
Allowance for credit losses - FVOCI		(727)	—	(552)	(727)

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05 - 0.38	69,476	—	69,476
Allowance for credit losses - FVOCI		(16)	—	(16)

(1) Securities at amortized cost and FVOCI include interest receivable.

The allowance for credit losses for loans and investment securities at FVOCI do not affect the carrying value of the assets. These allowances are included in the equity in the consolidated statement of financial position in the line Other comprehensive income.

The following table presents information of the current and past due balances of loans:

	September 30, 2026	December 31, 2025
Current	12,325,595	9,195,491
Past due (1)	82,615	39,985
Total	12,408,210	9,235,476

(1) Past due loans are classified in Stage 2 and Stage 3.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

A. Credit risk (continued)

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivatives are generally collateralized by cash.

	September 30, 2026
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	2,881,094	42,834	(39,915)
Cross-currency swaps	2,153,460	66,927	(59,398)
Foreign exchange forwards	32,245	714	(615)
Total	5,066,799	110,475	(99,928)

	December 31, 2025
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	1,754,481	27,644	(5,868)
Cross-currency swaps	1,317,295	43,762	(57,027)
Foreign exchange forwards	7,039	—	(44)
Total	3,078,815	71,406	(62,939)

ii.Allowance for credit losses

The following tables show reconciliations from the opening to the closing balance of the Allowance for credit losses by class of financial instrument.

Bank deposits

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2025	155	—	—	155
Net effect of changes in allowance for expected credit losses	(10)	—	—	(10)
Financial instruments that have been derecognized during the period	(126)	—	—	(126)
New financial assets originated or purchased	17	—	—	17
Impairment losses on financial instruments	(119)	—	—	(119)
Allowance for expected credit losses as of September 30, 2026	36	—	—	36

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

A. Credit risk (continued)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	—	—	—	—
Net effect of changes in allowance for expected credit losses	155	—	—	155
Impairment losses on financial instruments	155	—	—	155
Allowance for expected credit losses as of December 31, 2025	155	—	—	155
Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2025	31,660	33,169	28,979	93,808
Transfer to lifetime expected credit losses	(240)	240	—	—
Transfer to credit-impaired financial instruments	—	(14,147)	14,147	—
Net effect of changes in allowance for expected credit losses	(5,972)	9,841	11,568	15,437
Financial instruments that have been derecognized during the period	(14,855)	(21,860)	—	(36,715)
New financial assets originated or purchased	22,977	5	—	22,982
Write-offs	—	—	(8,602)	(8,602)
Allowance for expected credit losses as of September 30, 2026	33,570	7,248	46,092	86,910

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	45,635	20,040	12,483	78,158
Transfer to lifetime expected credit losses	(176)	(10,151)	10,327	—
Net effect of changes in allowance for expected credit losses	(2,762)	14,536	6,169	17,943
Financial instruments that have been derecognized during the year	(35,330)	(6,640)	—	(41,970)
New financial assets originated or purchased	24,293	15,384	—	39,677
Allowance for expected credit losses as of December 31, 2025	31,660	33,169	28,979	93,808

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

A. Credit risk (continued)

The following table provides a reconciliation between:

•The items shown in the table above that reconcile the beginning and ending balances of the provision for expected credit losses on amortized cost loans; and
•The item Impairment losses on financial instruments, presented in the consolidated statement of profit or loss.

	September 30, 2026	September 30, 2025
Net effect of changes in allowance for expected credit losses	(828)	(28,683)
New financial assets originated or purchased	22,982	37,162
Recoveries of amount previously written off	(1,367)	—
Impairment losses on financial instrument recognised in profit or loss	20,787	8,479
Loans at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2025	468	—	—	468
Net effect of changes in allowance for expected credit losses	(76)	—	—	(76)
Financial instruments that have been derecognized during the period	(94)	—	—	(94)
New financial assets originated or purchased	3,660	—	—	3,660
Impairment losses on financial instruments	3,490	—	—	3,490
Allowance for expected credit losses as of September 30, 2026	3,958	—	—	3,958

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	—	—	—	—
New financial assets originated or purchased	468	—	—	468
Impairment losses on financial instruments	468	—	—	468
Allowance for expected credit losses as of December 31, 2025	468	—	—	468

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

A. Credit risk (continued)

Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances

The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate of expected credit losses of customers’ liabilities under acceptances and contingent liabilities such as: documentary letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2025	12,128	2	—	12,130
Transfer to lifetime expected credit losses	(18)	18	—	—
Net effect of changes in reserve for expected credit losses	(2,558)	532	—	(2,026)
Financial instruments that have been derecognized during the period	(3,810)	(2)	—	(3,812)
New instruments originated or purchased	5,254	2	—	5,256
Impairment losses on financial instruments	(1,132)	550	—	(582)
Allowance for expected credit losses as of September 30, 2026	10,996	552	—	11,548

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	4,815	560	—	5,375
Net effect of changes in reserve for expected credit losses	(284)	(5)	—	(289)
Financial instruments that have been derecognized during the year	(3,369)	(553)	—	(3,922)
New instruments originated or purchased	10,966	—	—	10,966
Impairment losses on financial instruments	7,313	(558)	—	6,755
Allowance for expected credit losses as of December 31, 2025	12,128	2	—	12,130

Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2025	918	65	—	983
Net effect of changes in allowance for expected credit losses	(73)	—	—	(73)
Financial instruments that have been derecognized during the period	(552)	(65)	—	(617)
New financial assets originated or purchased	148	—	—	148
Impairment losses on financial instruments	(477)	(65)	—	(542)
Allowance for expected credit losses as of September 30, 2026	441	—	—	441

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

A. Credit risk (continued)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	1,133	178	—	1,311
Transfer to lifetime expected credit losses	(19)	19	—	—
Net effect of changes in allowance for expected credit losses	(2)	(85)	—	(87)
Financial instruments that have been derecognized during the year	(387)	—	—	(387)
New financial assets originated or purchased	193	—	—	193
Impairment losses on financial instruments	(215)	(66)	—	(281)
Write-offs	—	(47)	—	(47)
Allowance for expected credit losses as of December 31, 2025	918	65	—	983

Securities at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2025	16	—	—	16
Financial instruments that have been derecognized during the year	(13)	—	—	(13)
New financial assets originated or purchased	724	—	—	724
Impairment losses on financial instruments	711	—	—	711
Allowance for expected credit losses as of September 30, 2026	727	—	—	727

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	23	—	—	23
Financial instruments that have been derecognized during the year	(14)	—	—	(14)
New financial assets originated or purchased	7	—	—	7
Impairment losses on financial instruments	(7)	—	—	(7)
Allowance for expected credit losses as of December 31, 2025	16	—	—	16

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

A. Credit risk (continued)

The following table provides a summary of impairment losses on financial instruments presented in the consolidated statement of profit or loss:

	September 30,
	2026	2025
Cash and due from banks	(119)	60
Loans at amortized cost	20,787	8,479
Loans at FVOCI	3,490	338
Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances	(582)	7,936
Securities at amortized cost	(542)	(157)
Securities at FVOCI	711	61
Total	23,745	16,717

iii.Credit-impaired financial assets

Credit-impaired loans and advances are graded 8 to 10 in the Bank’s internal credit risk grading system.

The following table sets out a reconciliation of changes in the carrying amount of the allowance for credit losses for credit-impaired financial assets classified in stage 3:

Loans at amortized cost:	September 30, 2026	December 31, 2025
Credit-impaired loans at beginning of period	28,979	12,483
Classified as credit-impaired during the period	14,147	10,327
Change in allowance for expected credit losses	9,774	4,720
Interest income	427	828
Write-offs	(8,602)	—
Recoveries	1,367	621
Allowance for credit losses on credit-impaired loans at end of period	46,092	28,979

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

A. Credit risk (continued)

iv.Concentrations of credit risk

The Bank monitors concentrations of credit risk by sector, industry and country. An analysis of concentrations of credit risk from loans at amortized cost, loan commitments, financial guarantees and securities at amortized is as follows.

Concentration by sector and industry of instruments at amortized cost

	Loans at amortized cost		Loan commitments, financial guarantee contracts and acceptances outstanding		Securities at amortized cost
	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Gross amount	11,509,557	9,158,236	318,933	161,597	1,441,921	1,360,497
Amount committed/guaranteed	—	—	2,141,219	1,840,657	—	—

Concentration by sector
Corporations:
Private	6,190,988	5,158,895	1,683,881	1,357,884	944,994	723,976
State-owned	1,321,253	1,194,949	89,700	254,122	42,791	45,516
Financial institutions:
Private	2,665,532	2,427,179	212,099	126,824	300,389	335,039
State-owned	362,014	257,479	474,472	263,424	49,339	65,038
Sovereign	969,770	119,734	—	—	104,408	190,928
Total	11,509,557	9,158,236	2,460,152	2,002,254	1,441,921	1,360,497

Concentration by industry
Financial institutions	3,027,546	2,684,658	686,571	390,248	349,727	400,077
Manufacturing	2,513,152	2,864,918	547,767	448,860	530,166	403,603
Oil and petroleum derived products	2,099,074	1,264,187	542,021	707,990	106,892	98,876
Agricultural	436,900	330,621	26,820	28,950	—	—
Services	956,221	686,726	415,336	251,670	164,293	152,037
Mining	383,193	387,599	50,290	60,914	47,463	20,014
Sovereign	969,770	119,734	—	—	104,408	190,928
Other	1,123,701	819,793	191,347	113,622	138,972	94,962
Total	11,509,557	9,158,236	2,460,152	2,002,254	1,441,921	1,360,497

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

A. Credit risk (continued)

Concentration by sector and industry at FVOCI

	Loans at FVOCI			Securities FVOCI
	September 30, 2026	December 31, 2025		September 30, 2026	December 31, 2025
Gross amount	898,653	77,240		379,613	69,476

Concentration by sector
Corporations:
Private	159,912	52,691	32,415	32,415	—
State-owned	119,010	—		127,767	—
Financial institutions:
Private	119,585	19,424		1,994	—
State-owned	—	5,125		49,585	69,476
Sovereign	500,146	—		167,852	—
Total	898,653	77,240		379,613	69,476

Concentration by industry
Financial institutions	119,585	24,549		51,579	69,476
Manufacturing	119,123	—		44,586	—
Oil and petroleum derived products	82,379	—		70,194	—
Agricultural	15,571	15,627		—	—
Services	24,844	—		37,512	—
Mining	37,005	37,064		—	—
Sovereign	500,146	—		167,852	—
Other	—	—		7,890	—
Total	898,653	77,240		379,613	69,476

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

A. Credit risk (continued)

Concentration by country risk financial instruments at amortized cost

	Loans at amortized cost		Commitments, financial guarantee contracts and acceptances outstanding		Securities at amortized cost

	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Gross amount	11,509,557	9,158,236	318,933	161,597	1,441,921	1,360,497
Amount committed/guaranteed	—	—	2,141,219	1,840,657	—	—

Concentration by country
Argentina	629,238	198,905	187,384	169,695	—	—
Australia	—	—	—	—	37,475	9,936
Belgium	—	—	—	—	14,998	15,696
Brazil	1,276,928	1,130,060	136,442	135,428	—	7,009
Canada	—	—	41,794	26,591	52,070	47,743
Chile	540,635	501,107	145,098	67,887	50,351	29,986
China	14,971	14,917	—	—	—	—
Colombia	1,471,914	1,080,071	99,615	84,837	—	14,898
Costa Rica	417,448	461,965	82,791	61,212	—	8,141
Dominican Republic	901,670	919,673	221,409	135,214	—	—
Ecuador	280,253	183,502	410,988	206,845	—	—
El Salvador	229,213	100,756	8,254	29,084	—	—
Finland	—	—	—	—	19,723	13,365
France	107,527	68,555	3,895	72,443	14,719	15,011
Germany	—	—	15,000	15,000	30,104	29,998
Guatemala	1,431,561	1,537,176	164,776	117,786	—	—
Honduras	117,613	108,137	22,480	22,862	—	—
Ireland	—	—	—	—	24,566	14,408
Italy	15,048	23,375	14,976	1,442	—	—
Jamaica	76,489	57,969	433	—	—	—
Japan	—	—	—	—	71,087	60,402
Korea	—	—	—	—	49,688	34,704
Kuwait	—	—	—	—	20,365	20,159
Mexico	1,077,886	1,116,825	176,830	205,726	—	1,269
Netherlands	4,718	—	7,800	4,500	10,012	9,933
Norway	—	—	—	—	37,649	24,577
Panama	1,794,063	571,207	118,616	35,989	4,968	75,494
Paraguay	193,197	210,047	250	250	—	—
Peru	324,991	173,441	248,468	212,219	2,241	9,971
Puerto Rico	1,109	6,632	—	15,000	—	—
Qatar	—	—	—	—	29,954	30,103
Saudi Arabia	—	—	—	—	48,429	49,919
Singapore	291,681	131,154	38,341	5,507	—	—
Trinidad and Tobago	63,388	171,001	—	43,000	—	—
Sweden	—	—	—	—	6,332	14,932
Suriname	7,657	3,627	142,457	146,401	—	—
United States of America	73,944	219,563	24,635	39,198	830,049	740,864
United Kingdom	138,119	103,665	147,100	141,696	49,785	50,315
United Arab Emirates	—	—	—	—	9,983	3,521
Uruguay	28,296	64,906	320	6,442	—	—
Multilateral	—	—	—	—	27,373	28,143
Total	11,509,557	9,158,236	2,460,152	2,002,254	1,441,921	1,360,497

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

A. Credit risk (continued)

Risk rating and concentration by country financial instruments at FVOCI

	Loans at FVOCI		Securities at FVOCI
	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Gross amount	898,653	77,240	379,613	69,476

Concentration by country
Argentina	96,226	—	—	—
Australia	—	—	36,024	—
Chile	—	—	14,296	—
Colombia	119,010	—	32,415	—
Costa Rica	24,849	—	8,540	—
Ecuador	39,764	—	—	—
El Salvador	19,561	24,549	—	—
Guatemala	41,493	15,627	1,994	—
Korea	—	—	45,157	—
Norway	—	—	34,414	—
Panama	515,139	—	47,060	—
Dominican Republic	37,005	37,064	58,332	—
Singapore	—	—	3,631	—
Trinidad and Tobago	—	—	48,165	—
United Kingdom	5,606	—	—	—
Multilateral	—	—	49,585	69,476
Total	898,653	77,240	379,613	69,476

v.Offsetting financial assets and liabilities

The following tables include financial assets and liabilities that are offset in the consolidated financial statement or subject to an enforceable master netting arrangement:

Derivative financial instruments – assets

	September 30, 2026
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral pledged
Derivative financial instruments used for hedging	78,888	—	78,888	—	(49,280)	29,608
Total	78,888	—	78,888	—	(49,280)	29,608

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

A. Credit risk (continued)

	December 31, 2025
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral pledged
Derivative financial instruments used for hedging	69,837	—	69,837	—	(49,266)	20,571
Total	69,837	—	69,837	—	(49,266)	20,571

Securities sold under repurchase agreements and derivative financial instruments – liabilities

	September 30, 2026
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral pledged
Securities sold under repurchase agreements at amortized cost	(248,514)	—	(248,514)	255,965	3,096	10,547

Derivative financial instruments used for hedging at FVTPL	(73,623)	—	(73,623)	—	19,000	(54,623)
Total	(322,137)	—	(322,137)	255,965	22,096	(44,076)

	December 31, 2025
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral pledged
Securities sold under repurchase agreements at amortized cost	(130,509)	—	(130,509)	147,480	—	16,971

Derivative financial instruments used for hedging at FVTPL	(62,506)	—	(62,506)	—	51,353	(11,153)
Total	(193,015)	—	(193,015)	147,480	51,353	5,818

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

B.Liquidity risk

i.Exposure to liquidity risk

The key measure used by the Bank for managing liquidity risk is the ratio of net liquid assets to deposits from customers and funding with a remaining tenor of 30 days. For this purpose, ‘net liquid assets’ include cash and cash equivalents which consist of deposits with bank, as well as corporate debt securities with investment grade.

The following table details the Bank's liquidity ratios:

	September 30, 2026	December 31, 2025
At the end of the period	147.80%	159.26%
Period/year average	115.83%	129.49%
Maximum of the period	161.52%	212.53%
Minimum of the period	101.56%	103.63%
The following table includes the Bank’s liquid assets by country risk:

	September 30, 2026				December 31, 2025
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total		Cash and due from banks	Securities FVOCI	Total
United States of America	1,772	—	1,772	—	1,784	—	1,784
Other O.E.C.D countries	2	114	116		3	—	3
Latin America	6	14	20		5	—	5
Other countries	—	4	4		—	—	—
Multilateral	—	48	48		50	69	119
Total	1,780	180	1,960		1,842	69	1,911
The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	September 30, 2026	December 31, 2025
(in millions of USD dollars)
Demand and "overnight" deposits	1,159	879
Demand and "overnight" deposits to total deposits	14.65%	13.31%

The following table presents the total liquid assets available to meet the liquidity needs arising from customer deposits, their ratio to total customer deposits, and the amount of such assets maintained at the Federal Reserve Bank of the United States:

	September 30, 2026	December 31, 2025
(in millions of USD dollars)
Total liquid assets	1,960	1,911
Total liquid assets to total customer deposits	24.77%	28.94%
Total liquid assets in the Federal Reserve of the United States of America	89.96%	90.74%

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

B.Liquidity risk (continued)

Even though the average term of the Bank’s assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.

The following table includes the outstanding principal balances for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term along with its average remaining term:

(in millions of USD dollars)	September 30, 2026	December 31, 2025
Loan and investment portfolio with original maturities of less than or equal 1 year	7,415	5,247
Average term (days)	162	180
The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms along with their average remaining term:

(in millions of USD dollars)	September 30, 2026	December 31, 2025
Loan and investment portfolio with original maturities of greater than 1 year	6,709	5,349
Average term (days)	1,458	1,409

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

B.Liquidity risk (continued)

ii.Maturity analysis for financial liabilities and financial assets

The following table details the future undiscounted cash flows of financial assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	September 30, 2026
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,830,853	11,247	—	—	—	1,842,100	1,841,669
Securities	112,036	149,053	288,673	1,416,127	22,214	1,988,103	1,821,093
Loans	4,126,065	1,761,220	2,856,919	4,413,019	399,874	13,557,097	12,321,300
Customers' liabilities under acceptances	259,065	44,076	15,792	—	—	318,933	318,933
Trading derivative assets	—	—	652	12,920	18,015	31,587	31,587
Hedging derivative financial instruments - assets	394	2,979	12,806	59,076	3,633	78,888	78,888
Total	6,328,413	1,968,575	3,174,842	5,901,142	443,736	17,816,708	16,413,470

Liabilities
Customer deposits	(6,463,061)	(1,018,000)	(267,946)	(234,225)	—	(7,983,232)	(7,964,564)
Securities sold under repurchase agreements	(248,651)	—	—	—	—	(248,651)	(248,514)
Borrowings and debt	(2,192,375)	(855,383)	(1,196,170)	(2,101,671)	(47,024)	(6,392,623)	(5,973,878)
Lease liabilities	(579)	(576)	(1,153)	(8,803)	(11,938)	(23,049)	(18,962)
Acceptances outstanding	(259,065)	(44,076)	(15,792)	—	—	(318,933)	(318,933)
Trading derivative liabilities	—	—	(614)	(11,514)	(14,177)	(26,305)	(26,305)
Hedging derivative financial instruments - liabilities	(8,942)	(9,830)	(5,590)	(49,014)	(247)	(73,623)	(73,623)
Total	(9,172,673)	(1,927,865)	(1,487,265)	(2,405,227)	(73,386)	(15,066,416)	(14,624,779)

Subtotal net position	(2,844,260)	40,710	1,687,577	3,495,915	370,350	2,750,292	1,788,691

Off-balance sheet contingencies
Documentary letters of credit	186,219	145,735	1,894	—	—	333,848
Stand-by letters of credit and guarantees	174,512	255,114	475,106	81,488	—	986,220
Loans and letter of credit commitments	82,393	66,310	198,492	440,385	33,571	821,151
Total	443,124	467,159	675,492	521,873	33,571	2,141,219
Total net position	(3,287,384)	(426,449)	1,012,085	2,974,042	336,779	609,073

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

B.Liquidity risk (continued)

	December 31, 2025
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,906,085	18,379	—	—	—	1,924,464	1,923,731
Securities	103,225	134,775	203,340	1,079,046	31,792	1,552,178	1,428,990
Loans	2,711,751	1,651,349	2,003,457	3,417,682	331,015	10,115,254	9,141,668
Customers' liabilities under acceptances	102,576	36,206	22,815	—	—	161,597	161,597
Trading derivative assets	—	—	—	—	1,569	1,569	1,569
Hedging derivative financial instruments - assets	7,989	189	3,685	54,654	3,320	69,837	69,837
Total	4,831,626	1,840,898	2,233,297	4,551,382	367,696	13,824,899	12,727,392

Liabilities
Customer deposits	(5,153,930)	(745,511)	(503,687)	(263,845)	—	(6,666,973)	(6,640,290)
Securities sold under repurchase agreements	(7,800)	(68,015)	(58,631)	—	—	(134,446)	(130,509)
Borrowings and debt	(1,093,223)	(550,119)	(447,676)	(2,246,182)	(49,796)	(4,386,996)	(4,030,389)
Lease liabilities	(533)	(531)	(1,062)	(8,134)	(12,179)	(22,439)	(18,429)
Acceptances outstanding	(102,576)	(36,206)	(22,815)	—	—	(161,597)	(161,597)
Trading derivative liabilities	—	—	—	—	(433)	(433)	(433)
Hedging derivative financial instruments - liabilities	(7,888)	—	(16,755)	(37,459)	(404)	(62,506)	(62,506)
Total	(6,365,950)	(1,400,382)	(1,050,626)	(2,555,620)	(62,812)	(11,435,390)	(11,044,153)

Subtotal net position	(1,534,324)	440,516	1,182,671	1,995,762	304,884	2,389,509	1,683,239

Off-balance sheet contingencies
Documentary letters of credit	141,926	74,009	24,185	—	—	240,120
Stand-by letters of credit and guarantees	301,972	169,182	255,763	109,517	—	836,434
Loans and letter of credit commitments	59,206	139,204	134,631	397,491	33,571	764,103
Total	503,104	382,395	414,579	507,008	33,571	1,840,657
Total net position	(2,037,428)	58,121	768,092	1,488,754	271,313	548,852

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

B.Liquidity risk (continued)
Future undiscounted cash flows presented in the table above on some financial assets and financial liabilities vary materially from contractual cash flows. The principal difference is that the undiscounted future cash flows of floating rate assets and liabilities are calculated using projected market rates.
The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial assets and financial liabilities	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.
iii.Liquidity reserves

As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.

The following table sets out the components of the Banks’s liquidity reserves:

	September 30, 2026		December 31, 2025
	Amount	Fair value	Amount	Fair value
Balances with Federal Reserve of the United States of America	1,762,910	1,762,910	1,734,177	1,734,177
Cash and balances with other bank (1)	16,874	16,874	108,031	108,031
Total Liquidity reserves	1,779,784	1,779,784	1,842,208	1,842,208
(1)Excludes pledged deposits.

iv.Financial assets available to support future funding

The following table sets out the Bank’s financial assets available to support future funding:

	September 30, 2026		December 31, 2025
	Pledged as collateral	Available as collateral	Pledged as collateral	Available as collateral
Cash and due from banks	60,696	1,779,784	80,954	1,842,208
Notional of investment securities	1,452,801	375,384	510,029	929,898
Loans at amortized cost - outstanding principal balance	—	11,423,169	—	9,104,725
Total	1,513,497	13,578,337	590,983	11,876,831
The total financial assets recognized in the consolidated statement of financial position that had been pledged as collateral for liabilities as of September 30, 2026 and December 31, 2025 are shown in the table above.

The Bank manages market risk by considering the consolidated financial situation of the Bank.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

C.Market risk

i.Interest rate risk
The table below details the Bank's exposure based on interest rate repricing/maturity date for the notional amount of the interest bearing financial assets and liabilities on interest-bearing financial assets and liabilities:

	September 30, 2026
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	1,826,565	11,000	—	—	—	2,915	1,840,480
Securities - principal	390,740	145,933	275,996	974,098	15,917	—	1,802,684
Loans - principal balance	7,797,287	3,637,404	593,316	233,178	60,277	—	12,321,462
Total	10,014,592	3,794,337	869,312	1,207,276	76,194	2,915	15,964,626

Liabilities
Customer deposits	(6,443,182)	(1,001,128)	(259,310)	(207,630)	—	(268)	(7,911,518)
Securities sold under repurchase agreements	(246,997)	—	—	—	—	—	(246,997)
Borrowings and debt	(4,476,842)	(959,082)	(65,937)	(438,502)	—	—	(5,940,363)
Total	(11,167,021)	(1,960,210)	(325,247)	(646,132)	—	(268)	(14,098,878)

Net effect of derivative financial instruments held
for interest risk management	13,412	(20,177)	61	17,251	—	—	10,547
Total interest rate sensitivity	(1,139,017)	1,813,950	544,126	578,395	76,194	2,647	1,876,295

	December 31, 2025
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	1,890,450	18,000	—	—	—	14,712	1,923,162
Securities - principal	268,495	132,025	195,048	797,495	21,571	—	1,414,634
Loans - principal balance	5,441,055	2,170,978	1,263,048	301,109	5,111	—	9,181,301
Total	7,600,000	2,321,003	1,458,096	1,098,604	26,682	14,712	12,519,097

Liabilities
Customer deposits	(5,136,030)	(792,898)	(426,691)	(244,735)	—	(3,862)	(6,604,216)
Securities sold under repurchase agreements	(129,698)	—	—	—	—	—	(129,698)
Borrowings and debt	(2,794,546)	(674,844)	(106,834)	(416,874)	—	—	(3,993,098)
Total	(8,060,274)	(1,467,742)	(533,525)	(661,609)	—	(3,862)	(10,727,012)

Net effect of derivative financial instruments held
for interest risk management	5,138	371	(1,041)	4,043	—	—	8,511
Total interest rate sensitivity	(455,136)	853,632	923,530	441,038	26,682	10,850	1,800,596

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)
C.Market risk (continued)

Interest rate risk management is complemented by monitoring the sensitivity of the Bank´s financial assets and liabilities, considering several standard interest rate scenarios. The standard scenarios considered monthly include a parallel decline or increase of 50bps, 100bps, and 200 bps across all yield curves, which are evaluated based on market behavior.

The Bank performs a sensitivity analysis of the most likely increase or decrease in market interest rates at the reporting date, assuming non-asymmetric movements in the yield curves and a constant financial situation to assess the effect on profit or loss.

Interest rate sensitivity analysis affect reported equity in the following ways:
-    Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;
-    Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and
-    Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.
This sensitivity provides an analysis of changes in interest rates, considering the previous year´s interest rate volatility.

Additionally, the Bank measures the sensitivity of the equity value (EVE) following the methodology described by the Basel Committee on Banking Supervision, which measures the interest rate risk embedded in the equity value, which for interest rate risk purposes is defined as the difference between the net present value of assets less the net present value of liabilities due, based on the impact of a change in interest rates on such present values.

The following table presents the sensitivity analysis performed for the Bank:

	Change in interest rate	Effect on profit or loss	Effect on equity	Effect on equity value (EVE)
September 30, 2026	+50 bps	(1,214)	153	(13,733)
	-50 bps	1,607	(193)	13,891

December 31, 2025	+50 bps	1,592	5,215	(9,823)
	-50 bps	(1,773)	(5,320)	9,911

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.Financial risk review (continued)

C.Market risk (continued)

ii.     Foreign exchange risk
The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, except for hedging relationships.

	September 30, 2026
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies(1)	Total
Exchange rate	5.17	1.13	157.31	3,311.26	18.06
Assets
Cash and due from banks	154	232	8	56	969	229	1,648
Loans	—	33,315	—	—	434,268	27,492	495,075
Total	154	33,547	8	56	435,237	27,721	496,723

Liabilities

Borrowings and debt	—	(33,315)	—	—	(435,636)	(27,492)	(496,443)
Total	—	(33,315)	—	—	(435,636)	(27,492)	(496,443)

Net currency position	154	232	8	56	(399)	229	280

	December 31, 2025
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies(1)	Total
Exchange rate	5.49	1.17	156.74	3,773.58	18.01
Assets
Cash and due from banks	60	1,847	8	50	2,309	80	4,354
Loans	—	27,472	—	—	415,704	25,175	468,351
Total	60	29,319	8	50	418,013	25,255	472,705

Liabilities
Borrowings and debt	—	(28,910)	—	—	(417,953)	(25,175)	(472,038)
Total	—	(28,910)	—	—	(417,953)	(25,175)	(472,038)

Net currency position	60	409	8	50	60	80	667
(1)It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Costa Rican colones and Peruvian soles.
.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
4.Fair value of financial instruments

A.Recurring fair value measurements

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	September 30, 2026
	Level 1	Level 2	Level 3	Total
Assets
Loans at FVOCI	—	898,653	—	898,653
Securities at FVOCI
Corporations:
Private	—	32,415	—	32,415
State-owned	—	127,767	—	127,767
Financial institutions:
Private	—	1,994	—	1,994
State-owned	—	49,585	—	49,585
Sovereign	—	167,852	—	167,852
Total loans and securities at FVOCI	—	1,278,266	—	1,278,266

Derivative financial instruments - assets:
For trading:
Interest rate swaps	—	30,934	—	30,934
Foreign exchange forwards	—	653	—	653
For hedging:
Interest rate swaps	—	11,900	—	11,900
Cross-currency swaps	—	66,927	—	66,927
Foreign exchange forwards	—	61	—	61
Total derivative financial instrument assets	—	110,475	—	110,475
Total assets at fair value	—	1,388,741	—	1,388,741

Liabilities
Derivative financial instruments - liabilities:
For trading:
Interest rate swaps	—	(25,690)	—	(25,690)
Foreign exchange forwards	—	(615)	—	(615)
For hedging:
Interest rate swaps	—	(14,225)	—	(14,225)
Cross-currency swaps	—	(59,398)	—	(59,398)
Total derivative financial instruments - liabilities	—	(99,928)	—	(99,928)
Total liabilities at fair value	—	(99,928)	—	(99,928)

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
4.Fair value of financial instruments (continued)

A.Recurring fair value measurements (continued)

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets
Loans at FVOCI	—	77,240	—	77,240
Financial institutions:
State-owned	—	69,476	—	69,476
Total securities and other financial assets	—	146,716	—	146,716

Derivative financial instruments - assets:
For trading:
Interest rate swaps	—	1,569	—	1,569
For hedging:
Interest rate swaps	—	26,075	—	26,075
Cross-currency swaps	—	43,762	—	43,762
Total derivative financial instrument assets	—	71,406	—	71,406
Total assets at fair value	—	218,122	—	218,122

Liabilities
Derivative financial instruments - liabilities:
For trading:
Interest rate swaps	—	(433)	—	(433)
For hedging:
Interest rate swaps	—	(5,435)	—	(5,435)
Cross-currency swaps	—	(57,027)	—	(57,027)
Foreign exchange forwards	—	(44)	—	(44)
Total derivative financial instruments - liabilities	—	(62,939)	—	(62,939)
Total liabilities at fair value	—	(62,939)	—	(62,939)

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
4.Fair value of financial instruments (continued)

B.Non-recurring fair value measurements

The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments not measured at fair value:

	September 30, 2026
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,841,669	1,841,669	—	1,841,669	—
Securities at amortized cost (1)	1,441,480	1,433,286	—	1,433,286	—
Loans at amortized cost (2)	11,422,647	11,735,526	—	11,735,526	—
Customers' liabilities under acceptances	318,933	318,933	—	318,933	—

Liabilities
Customer deposits	7,964,564	7,964,564	—	7,964,564	—
Securities sold under repurchase agreements	248,514	248,514	—	248,514	—
Borrowings and debt	5,973,878	6,006,887	—	6,006,887	—
Acceptances outstanding	318,933	318,933	—	318,933	—

	December 31, 2025
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,923,731	1,923,731	—	1,923,731	—
Securities at amortized cost (1)	1,359,514	1,375,788	—	1,375,788	—
Loans at amortized cost (2)	9,064,428	9,319,038	—	9,319,038	—
Customers' liabilities under acceptances	161,597	161,597	—	161,597	—

Liabilities
Customer deposits	6,640,290	6,640,290	—	6,640,290	—
Securities sold under repurchase agreements	130,509	130,509	—	130,509	—
Borrowings and debt	4,030,389	4,071,789	—	4,071,789	—
Acceptances outstanding	161,597	161,597	—	161,597	—
(1)The carrying value of securities at amortized cost includes accrued interest receivable of $13.3 million and is presented net of the allowance for expected credit losses of $441.3 thousand as of September 30, 2026 (accrued interest receivable of $14.8 million and the allowance for expected credit losses of $1 million as of December 31, 2025).
(2)The carrying value of loans at amortized cost includes accrued interest receivable of $121.3 million and is presented net of the allowance for expected credit losses of $86.9 million and unearned interest and deferred fees of $34.9 million as of September 30, 2026 (accrued interest receivable of $87.8 million, the allowance for expected credit losses of $93.8 million and unearned interest and deferred fees of $34.3 million as of December 31, 2025).

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
5.Cash and due from banks

The following table presents the details of interest-bearing deposits in banks and restricted deposits:

	September 30, 2026	December 31, 2025
Demand deposits (1)	1,779,784	1,767,208
Time deposits	—	75,000
Total cash and due from banks	1,779,784	1,842,208

Time deposits with original maturity over 90 days and other restricted and pledged deposits (2)	60,696	80,954
Total cash and due from banks	1,840,480	1,923,162

Interest receivable deposits	1,225	724
Total cash and due from banks and interest	1,841,705	1,923,886
Less: Allowance for credit losses	(36)	(155)
Total cash and due from banks, net	1,841,669	1,923,731

The following table presents the pledged and restricted deposits classified by country risk:

	September 30, 2026	December 31, 2025
Country:
Chile(2)	37,000	28,000
Germany	—	12,114
Japan	140	15,860
Panama	1,600	1,600
Spain	1,363	—
United Kingdom	1,733	—
United States of America	18,860	23,380
Total	60,696	80,954

(1) Demand deposits includes $1,763 million (December 31, 2025: $1,734 million) at Federal Reserve of United States of America.
(2) As a September 30, 2026 restricted deposit of $37 million are included (December 31, 2025: $28 million), with the New York State Department of Financial Services under March 1994 legislation.

The following table shows cash and deposits in local and foreign banks, based on the ratings assigned by the rating agencies:

	September 30, 2026	December 31, 2025
Credit rating:
Aaa-Aa3	1,767,011	1,739,387
A1-A3	66,575	94,735
Baa1-Baa3	5,762	77,952
Ba1-Ba3	451	200
Caa1-Caa3	66	75
No rating	615	10,813
	1,840,480	1,923,162

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
6.Investment securities

Securities are presented as follows:

September 30, 2026	Amortized cost	FVOCI (1)	Total
Principal	1,428,574	374,110	1,802,684
Interest receivable	13,347	5,503	18,850
Gross amount	1,441,921	379,613	1,821,534
Allowance (1)	(441)	—	(441)
Total	1,441,480	379,613	1,821,093

December 31, 2025	Amortized cost	FVOCI (1)	Total
Principal	1,345,742	68,892	1,414,634
Interest receivable	14,755	584	15,339
Gross amount	1,360,497	69,476	1,429,973
Allowance (1)	(983)	—	(983)
Total	1,359,514	69,476	1,428,990

(1)As of September 30, 2026 and December 31, 2025, the allowance for credit losses on securities at FVOCI for $727 thousand and $16 thousand, respectively, is included in the equity within Other comprehensive income in the consolidated statement of financial position.

Securities by contractual maturity are shown in the following table:

September 30, 2026	Amortized cost	FVOCI	Total
Due within 1 year	436,285	101,800	538,085
After 1 to 5 years	992,289	256,393	1,248,682
After 5 to 10 years	—	15,917	15,917
Balance - principal	1,428,574	374,110	1,802,684

December 31, 2025	Amortized cost	FVOCI	Total
Due within 1 year	372,910	55,540	428,450
After 1 to 5 years	951,261	13,352	964,613
After 5 to 10 years	21,571	—	21,571
Balance - principal	1,345,742	68,892	1,414,634

The following table includes the securities pledged to secure repurchase transactions (see note 12):

	September 30, 2026	December 31, 2025
Securities pledged to secure repurchase transactions	255,965	147,480

Securities sold under repurchase agreements	(248,514)	(130,509)
As of September 30, 2026, investments measured at amortized cost totaling $30 million that had experienced a significant increase in credit risk were sold.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
7.Loans

The following table presents the loan portfolio according to its classification and subsequent measurement:

September 30, 2026	Amortized cost	FVOCI (1)	Total
Loans - principal balance	11,423,169	898,293	12,321,462
Interest receivable	121,253	4,106	125,359
Unearned interest and deferred fees	(34,865)	(3,746)	(38,611)
Gross balance	11,509,557	898,653	12,408,210
Allowance for credit losses	(86,910)	—	(86,910)
Loans, net	11,422,647	898,653	12,321,300

December 31, 2025	Amortized cost	FVOCI (1)	Total
Loans - principal balance	9,104,725	76,576	9,181,301
Interest receivable	87,837	982	88,819
Unearned interest and deferred fees	(34,326)	(318)	(34,644)
Gross balance	9,158,236	77,240	9,235,476
Allowance for credit losses	(93,808)	—	(93,808)
Loans, net	9,064,428	77,240	9,141,668
(1)As of September 30, 2026, the allowance for credit losses of loans at FVOCI for $3,9 million (December 31,2025: $468 thousand) are included in the equity in the consolidated statement of financial position in the line Other comprehensive income.
As of September 30, 2026, the Bank sold loans measured at FVTPL for $7 million, realizing gain of $26 thousand, loans measured at FVOCI for $10 million, realizing gain of $75 thousand, and amortized cost measured loans for $90 million, of which $60 million are for credit risk.
The fixed and floating interest rate distribution of the loan portfolio is as follows:

	September 30, 2026	December 31, 2025
Fixed interest rate	6,066,352	5,065,160
Floating interest rates	6,341,858	4,170,316
Total	12,408,210	9,235,476
As of September 30, 2026, 81% (December 31, 2025: 70%) of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans ranges from 2.39% to 16.28% (December 31, 2025: 3.70% to 16.28%).

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
8.Loan commitments and financial guarantee contracts

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	September 30, 2026	December 31, 2025
Documentary letters of credit	333,848	240,120
Stand-by letters of credit and guarantees - commercial risk	986,220	836,434
Loans Commitments	723,758	720,435
Letters of credit Commitments	97,393	43,668
Total	2,141,219	1,840,657

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	September 30, 2026	December 31, 2025
Up to 1 year	1,596,015	1,331,002
From 1 to 2 years	138,664	213,223
Over 2 to 5 years	372,969	262,861
More than 5 years	33,571	33,571
Total	2,141,219	1,840,657

9. Derivative financial instruments

A.Trading derivative financial instruments

The following table details quantitative information on the notional amount and carrying amount of trading derivative instruments:

	September 30, 2026			December 31, 2025
	Notional amount	Carrying amount of trading derivative		Notional amount	Carrying amount of trading derivative
		Asset	Liability		Asset	Liability

Interest Rate Swap	1,233,943	30,934	(25,690)	536,716	1,569	(433)
Forward contract	26,213	653	(615)	—	—	—
	1,260,156	31,587	(26,305)	536,716	1,569	(433)

	September 30, 2026			December 31, 2025
	Forward contract	Interest rate swap	Total	Forward contract	Interest rate swap	Total
Up to 1 year	26,213	—	26,213	—	—	—
Over 2 to 5 years	—	817,717	817,717	—	286,716	286,716
More than 5 years	—	416,226	416,226	—	250,000	250,000
Total	26,213	1,233,943	1,260,156	—	536,716	536,716

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
9.Derivative financial instruments (continued)

B. Hedging derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	September 30, 2026			December 31, 2025
	Notional amount (2)	Carrying amount of hedging instruments		Notional amount (2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	1,647,151	11,900	(14,225)	1,217,765	26,075	(5,435)
Interest rate and foreign exchange risk
Fair value hedges	485,073	32,605	(9,689)	204,032	13,012	(9,730)
Cash flow hedges	1,668,387	34,322	(49,709)	1,113,263	30,750	(47,297)
Foreign exchange risk
Cash flow hedges	6,032	61	—	7,039	—	(44)
	3,806,643	78,888	(73,623)	2,542,099	69,837	(62,506)
(1)Included in the consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2)At September 30, 2026 the notional amounts of derivative financial instruments include $2,036 million (December 31, 2025: $1,234.5 million) of interest rate swaps and cross currency interest rate swaps, which were designated in aggregate exposure hedges hedging underlying assets totaling $1,973 million (December 31, 2025: $1,217.4 million at).

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
9.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

Fair value hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2026
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	25,000	524	—	1,167	72
Securities at amortized cost	285,261	2,738	(176)	7,369	(1,188)
Customer deposits	60,000	64	—	(237)	44
Borrowings and debt	1,276,890	8,575	(14,049)	(26,760)	96
Interest rate and foreign exchange risk
Loans	292,979	22,177	(554)	21,342	561
Borrowings and debt	192,094	10,427	(9,135)	(950)	631
Total	2,132,224	44,505	(23,914)	1,931	216

	December 31, 2025
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	25,000	—	(644)	(636)	(29)
Securities at amortized cost	164,600	—	(4,383)	(2,932)	655
Customer deposits	60,000	270	—	384	(7)
Repurchase agreements	60,485	147	(395)	9	(65)
Borrowings and debt	907,680	25,658	(13)	14,279	263
Interest rate and foreign exchange risk
Loans	11,938	—	(742)	(648)	74
Borrowings and debt	192,094	13,012	(8,988)	16,553	(431)
Total	1,421,797	39,087	(15,165)	27,009	460

(1)Included in the consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2)Included in the consolidated statement of profit or loss under the line Gain on financial instruments, net.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
9.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the notional amounts and carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2026
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness (1)
	Asset	Liability
Interest rate risk
Loans	24,843	—	Loans	(488)	(1,095)
Securities at amortized cost	283,962	—	Securities	(5,473)	(8,557)
Customer deposits	—	(61,003)	Customer deposits	9	281
Borrowings and debt	—	(262,223)	Borrowings and debt	17,568	26,856
Interest rate and foreign exchange risk
Loans	291,401	—	Loans	(20,059)	(20,781)
Borrowings and debt	—	(193,480)	Borrowings and debt	(1,075)	1,581
Total	600,206	(516,706)		(9,518)	(1,715)

	December 31, 2025
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness (1)
	Asset	Liability
Interest rate risk
Loans	25,938	—	Loans	607	607
Securities at amortized cost	169,643	—	Securities	3,587	3,587
Customer deposits	—	(60,477)	Customer deposits	(273)	(391)
Repurchase agreements	—	(61,027)	Securities sold under repurchase agreements	(168)	(74)
Borrowings and debt	—	(301,065)	Borrowings and debt	(10,171)	(14,016)
Interest rate and foreign exchange risk
Loans	12,117	—	Loans	722	722
Borrowings and debt	—	(196,801)	Borrowings and debt	(2,669)	(16,984)
Total	207,698	(619,370)		(8,365)	(26,549)

(1)Included in the consolidated statement of profit or loss under the line Gain on financial instruments, net.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
9.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	September 30, 2026			December 31, 2025
	Interest rate swaps	Cross currency swaps	Total	Interest rate swaps	Cross currency swaps	Total
Up to 1 year	411,652	142,059	553,711	374,769	19,882	394,651
From 1 to 2 years	372,141	283,696	655,837	298,293	122,176	420,469
Over 2 to 5 years	834,090	49,193	883,283	515,435	51,849	567,284
More than 5 years	29,268	10,125	39,393	29,268	10,125	39,393
Total	1,647,151	485,073	2,132,224	1,217,765	204,032	1,421,797

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in fair value hedges:

	Three months ended September 30, 2026			Nine months ended September 30, 2026
	Outstanding	Matured	Total	Outstanding	Matured	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	71	—	71	72	—	72
Securities at amortized cost	133	—	133	(1,188)	(334)	(1,522)
Customer deposits	(1)	—	(1)	44	—	44
Repurchase agreements	(47)	50	3	—	55	55
Borrowings and debt	(401)	15	(386)	96	17	113
Interest rate and foreign exchange risk
Loans	190	—	190	561	—	561
Borrowings and debt	182	—	182	631	—	631
Total	127	65	192	216	(262)	(46)

	Three months ended September 30, 2025			Nine months ended September 30, 2025
	Outstanding	Matured	Total	Outstanding	Matured	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	3	—	3	(46)	—	(46)
Securities at amortized cost	75	—	75	502	—	502
Customer deposits	(7)	—	(7)	(4)	—	(4)
Repurchase agreements	(57)	—	(57)	(62)	(28)	(90)
Borrowings and debt	8	—	8	401	144	545
Interest rate and foreign exchange risk
Loans	(152)	—	(152)	92	—	92
Borrowings and debt	(509)	—	(509)	(430)	—	(430)
Total	(639)	—	(639)	453	116	569

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
9.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

Cash flow hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2026
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Loans	9,345	151	—	810	810	—	—
Borrowings and debt	1,659,042	34,171	(49,709)	(9,381)	(9,328)	53	92
Foreign exchange risk
Loans	6,032	61	—	61	61	—	2
Borrowings and debt	—	—	—	—	—	—	(52)
Total	1,674,419	34,383	(49,709)	(8,510)	(8,457)	53	42

	December 31, 2025
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Loans	20,658	—	(1,697)	(1,810)	(1,810)	—	(44)
Borrowings and debt	1,092,605	30,750	(45,600)	100,248	100,802	554	(466)
Foreign exchange risk
Loans	7,039	—	(44)	(44)	(44)	—	(278)
Deposits	—	—	—	—	—	—	3
Borrowings and debt	—	—	—	—	—	—	22
Total	1,120,302	30,750	(47,341)	98,394	98,948	554	(763)

(1) Included in the consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2) Included in equity in the consolidated statement of financial position under the line Other comprehensive income (loss).
(3) Hedge ineffectiveness attributable to outstanding hedges included in the consolidated statement of profit or loss in the line Gain on financial instruments, net.
(4) Hedging reserve attributable to expired hedges reclassified to the consolidated statement of profit or loss in the line Gain on financial instruments, net.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
9.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)
The following table details the carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2026
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness (1)	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Borrowings and debt	—	—	Borrowings and debt	—	(17,841)
Interest rate and foreign exchange risk
Loans	9,991	—	Loans	(810)	—
Borrowings and debt	—	(700,366)	Borrowings and debt	9,381	27,473
Foreign exchange risk
Loans	5,725	—	Loans	(61)	13
Total	15,716	(700,366)		8,510	9,645

	December 31, 2025
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness (1)	Cash flow hedge reserve
	Asset	Liability
Interest rate and foreign exchange risk
Loans	21,191	—	Loans	1,810	(61)
Borrowings and debt	—	(1,101,787)	Borrowings and debt	(100,248)	1,332
Foreign exchange risk
Loans	7,077	—	Loans	44	29
Total	28,268	(1,101,787)		(98,394)	1,300

The following table details the maturity of the derivative instruments used in cash flow hedges:

	September 30, 2026			December 31, 2025
	Foreign exchange forward contract	Cross currency swaps	Total	Foreign exchange forward contract	Cross currency swaps	Total
Up to 1 year	6,032	423,140	429,172	7,039	324,098	331,137
From 1 to 2 years	—	490,663	490,663	—	116,762	116,762
Over 2 to 5 years	—	725,316	725,316	—	643,135	643,135
More than 5 years	—	29,268	29,268	—	29,268	29,268
Total	6,032	1,668,387	1,674,419	7,039	1,113,263	1,120,302

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
9.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in cash flow hedges:

	Three months ended September 30, 2026			Nine months ended September 30, 2026
	Outstanding	Matured	Total	Outstanding	Matured	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Borrowings and debt	(119)	91	(28)	53	92	145
Foreign exchange risk
Loans	—	—	—	—	2	2
Borrowings and debt	(4)	(52)	(56)	—	(52)	(52)
Total	(123)	39	(84)	53	42	95

	Three months ended September 30, 2025			Nine months ended September 30, 2025
	Outstanding	Matured	Total	Outstanding	Matured	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Loans	—	1	1	—	(44)	(44)
Borrowings and debt	(177)	(638)	(815)	698	(468)	230
Foreign exchange risk
Loans	—	(286)	(286)	—	(286)	(286)
Deposits	—	44	44	—	3	3
Borrowings and debt	(1)	—	(1)	(1)	—	(1)
Total	(178)	(879)	(1,057)	697	(795)	(98)
10.Other assets

Following is a summary of other assets:

	September 30, 2026	December 31, 2025
Other accounts receivable	9,040	5,480
Prepaid expenses	4,124	1,173
Prepaid fees and commissions	604	567
Technology projects under development	13,142	9,755
Improvement project under development	1,518	1,710
Severance fund	3,317	2,934
Other	4,590	6,965
Total	36,335	28,584

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
11. Customer deposits

Following is a summary of customer deposits:

	September 30, 2026	December 31, 2025
Demand deposits	573,359	698,570
Time deposits	7,338,159	5,905,646
	7,911,518	6,604,216
Interest payable	53,046	36,074
Total	7,964,564	6,640,290

The remaining and contractual maturity profile of the Bank's deposits, excluding interest payable, is as follows:

	Remaining term		Original contractual
	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Demand	573,359	698,570	573,359	698,570
Up to 1 month	3,906,807	3,110,156	2,684,440	2,033,327
From 1 to 3 months	1,963,283	1,331,165	1,320,298	1,291,076
From 3 to 6 months	1,001,128	732,639	1,767,586	1,420,130
From 6 month to 1 year	259,310	487,901	1,050,931	824,770
From 1 to 2 years	84,233	217,045	384,318	303,104
From 2 to 5 years	123,398	26,740	130,586	33,239
Total	7,911,518	6,604,216	7,911,518	6,604,216
The following table presents additional information regarding the Bank’s deposits:

	September 30, 2026	December 31, 2025
Aggregate amount of $100,000 or more	7,910,890	6,603,585
Aggregate amount of deposits in the New York Agency	2,607,516	1,891,001

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Interest expense on deposits made in the New York Agency	28,980	19,665	71,504	56,386

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
12.Securities sold under repurchase agreements
The following table details the financing under repurchase agreement:

	September 30, 2026	December 31, 2025
Financing transactions under repurchase agreements	246,997	129,698
Interest payable	1,517	811
Total financing under repurchase agreement	248,514	130,509

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Interest expense on financing contracts under repurchase agreement	2,082	1,752	5,922	7,013

Financing contracts under repurchase agreements bear interest at rates ranging from 4.15% to 4.50% with maturities up to December 7, 2026 (December 31, 2025: from 4.20% to 5.36%, with maturities up to October 16, 2026).
As indicated in Note 6, as of September 30, 2026, the repurchase agreements were secured by investments classified as amortized cost by the amount of $256 million (December 31, 2025: $147 million).
13. Borrowings and debt

Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of September 30, 2026, the Bank was in compliance with all those covenants.

Carrying amount of borrowings and debt is detailed as follows:

	September 30, 2026
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	3,152,975	750	777,988	2,016,507	5,948,220
Transaction costs	(85)	(1)	(2,058)	(5,713)	(7,857)
Interest payable	13,890	4	1,815	17,806	33,515
	3,166,780	753	777,745	2,028,600	5,973,878

	December 31, 2025
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,508,959	1,750	757,775	1,732,286	4,000,770
Transaction costs	(48)	(2)	(2,952)	(4,670)	(7,672)
Interest payable	9,095	5	7,787	20,404	37,291
	1,518,006	1,753	762,610	1,748,020	4,030,389

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
13.Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year) borrowings and debt, along with contractual interest rates, is as follows:

	September 30, 2026	December 31, 2025
Short-term borrowings:
At fixed interest rates	2,769,273	1,508,959
At floating interest rates	383,702	—
Principal	3,152,975	1,508,959
Less: Transaction costs	(85)	(48)
Interest payable	13,890	9,095
Total short-term borrowings, net	3,166,780	1,518,006

Short-term debt:
At fixed interest rates	750	1,750
Principal	750	1,750
Less: Transaction costs	(1)	(2)
Interest payable	4	5
Total short-term debt, net	753	1,753
Total short-term borrowings and debt	3,167,533	1,519,759

Range of fixed interest rates on borrowings and debt in U.S. dollars	4.00% to 5.15%	3.75% to 4.77%
Range of floating interest rates on borrowings in U.S. dollars	4.06% to 4.67%	—
Range of fixed interest rates on borrowings in Mexican pesos	6.85% to 7.6%	7.68% to 7.72%
Range of floating interest rates on borrowings and debt in Mexican pesos	7.20%	—
Range of fixed interest rates on borrowings and debt in Euros	2.94% to 3.67%	2.52% to 2.63%

The outstanding balances of short-term borrowings and debt by currency, excluding prepaid transaction costs, are as follows:

	September 30, 2026	December 31, 2025
US dollar	2,797,257	1,455,149
Mexican peso	323,153	26,650
Euros	33,315	28,910
Total	3,153,725	1,510,709

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
13.Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year), along with contractual interest rates, plus transaction costs are as follows:

	September 30, 2026	December 31, 2025
Long-term borrowings:
At fixed interest rates	52,709	64,244
At floating interest rates	725,279	693,531
Principal	777,988	757,775
Less: Transaction costs	(2,058)	(2,952)
Interest payable	1,815	7,787
Total long-term borrowings, net	777,745	762,610

Long-term debt:
At fixed interest rates	722,072	737,148
At floating interest rates	1,294,435	995,138
Principal	2,016,507	1,732,286
Less:Transaction costs	(5,713)	(4,670)
Interest payable	17,806	20,404
Total long-term debt, net	2,028,600	1,748,020
Total long-term borrowings and debt, net	2,806,345	2,510,630

Range of fixed interest rates on borrowings and debt in U.S. dollars	4.75% to 6.1%	4.75% to 6.15%
Range of floating interest rates on borrowings and debt in U.S. dollars	4.87% to 5.87%	4.80% to 5.66%
Range of fixed interest rates on borrowings and debt in Mexican pesos	9.20% to 10.78%	6.50% to 10.78%
Range of floating interest rates on borrowings and debt in Mexican pesos	7.14% to 7.81%	7.66% to 8.61%
Range of floating interest rates on borrowings and debt in Costa Rican colones	6.16%	6.28%
Range of fixed interest rates on debt in Japanese yens	1.10% to 2.28%	0.95% to 1.90%
Range of fixed interest rates on debt in Euros	0.90% to 3.16%	0.90% to 3.16%
Range of fixed interest rates on debt in Australian dollars	6.81%	6.81%
Range of fixed interest rates on debt in Sterling pounds	1.50%	1.50%
Range of fixed interest rates on debt in Peruvian sol	7.00%	7.00%

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
13.Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The outstanding balances of long-term borrowings and debt by currency, excluding transaction costs, are as follows:

	September 30, 2026	December 31, 2025
US dollar	836,895	786,949
Mexican peso	1,740,795	1,480,905
Japanese yen	130,581	125,167
Euro	16,858	29,326
Peruvian soles	27,387	27,961
Australian dollar	9,580	9,599
Sterling pound	4,907	4,979
Costa Rican colones	27,492	25,175
Carrying amount - principal	2,794,495	2,490,061
Future payments of long-term borrowings and debt outstanding as of September 30, 2026, are as follows:

Year	Outstanding
2026	20,583
2027	874,968
2028	922,985
2029	899,160
2030	19,000
2031	48,219
2034	9,580
Carrying amount - principal	2,794,495

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
13.Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the consolidated statement of cash flows:

	2026	2025
Balance as of January 1,	4,030,389	4,388,720
Monetary transactions:
Net increase (decrease) in short-term borrowings and debt	1,654,461	(609,454)
Proceeds from long-term borrowings and debt	735,711	319,580
Payments of long-term borrowings and debt	(402,611)	(866,901)
Non-monetary transactions:
Change in foreign currency rates	(35,183)	186,977
Fair value adjustment due to hedge accounting relationship	(4,456)	10,841
Other adjustments	(431)	2,003
Liability-related
Interest expense(1)	179,197	179,187
Interest paid	(183,199)	(184,139)
Balance as of September 30,	5,973,878	3,426,814
(1)Excludes the effect of derivatives hedging interest rate risk on Borrowings and debt, amounting to $32 million and $27 million as of September 30, 2026 and 2025, respectively.

14. Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	September 30, 2026	December 31, 2025
Up to 1 year	2,308	2,126
From 1 to 5 years	8,803	8,134
After 5 to 10 years	11,938	12,179
Total undiscounted lease liabilities	23,049	22,439

Short-term	1,596	1,461
Long-term	17,366	16,968
Total lease liabilities included in the consolidated statement of financial position	18,962	18,429
Amounts recognized in the consolidated statement of cash flows:

	September 30,
	2026	2025
Payments of lease liabilities	1,136	852
Amounts recognized in consolidated statement of profit or loss:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Interest on lease liabilities	(188)	(178)	(537)	(539)

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
15. Other liabilities

Following is a summary of other liabilities:

	September 30, 2026	December 31, 2025
Accruals and other accumulated expenses	27,839	26,901
Accounts payable	13,574	8,751
Unearned commissions	5,558	1,443
Unassigned commissions	6,384	14,185
Others	83	83
Total	53,438	51,363

16. Dividends and coupons declared

The following amounts were recognized as dividends declared to equity holders:

	September 30,
	2026	2025
Dividends per ordinary share	77,503	69,761
Coupons on other equity instruments	15,000	—
Total	92,503	69,761
At the Board of Directors’ meeting held on July 21, 2026, the payment of the second coupon on the Bank’s Additional Tier 1 (AT1) capital instruments of $7.5 million was approved, which was paid on September 18, 2026.

17. Earnings per share

The following table presents a reconciliation of profit and share data used in the basic earnings per share (“EPS”) computations for the dates indicated:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
(Thousands of U.S. dollars)
Profit for the period	63,150	54,968	185,959	170,884
Coupons payable on other equity instruments	(7,500)	—	(15,000)	—
Profit for the period attributable to holders oof ordinary shares	55,650	54,968	170,959	170,884

(U.S. dollars)
Basic earnings per share	1.48	1.48	4.56	4.60

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	37,597	37,231	37,521	37,126

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
18.Other non-financial income

The following details other non-financial income:

Fees and Commissions:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Structured services	3,910	1,905	14,898	14,284
Letters of credit and guarantees	9,626	8,858	26,459	23,400
Credit commitments	3,637	3,959	12,434	8,157
Other commissions	402	236	2,747	765
Total fee and commission income	17,575	14,958	56,538	46,606
Fees and commission expense	(1,276)	(906)	(3,774)	(2,059)
Total	16,299	14,052	52,764	44,547
The following table present information the unearned commission that is expected to be recognized on the existing contracts:

September 30, 2026
Up to 1 year	2,988
From 1 to 2 years	2,154
More than 2 years	416
Total	5,558

Gain (loss) on financial instruments:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Gain (loss) on financial instruments:
At amortized cost:
Gain on derecognition of loans at amortized cost	—	—	—	105
Gain (loss) on derecognition of securities at amortized cost	—	—	112	(541)
Total gain (loss) on derecognition of financial instruments at amortized cost	—	—	112	(436)
At fair value through profit or loss (FVTPL):
Realized gain on sale of loans at FVTPL	26	405	26	1,500
Realized gain on trading derivatives	79	—	139	—
Unrealized gain on trading derivatives	2,519	644	4,076	671
Total gain on financial instruments at FVTPL	2,624	1,049	4,241	2,171
At fair value through other comprehensive income (FVOCI):
Realized gain on sale of loans at FVOCI	—	485	75	638
Realized gain on sale of securities at FVOCI	—	475	125	563
Total gain on financial instruments at FVOCI	—	960	200	1,201
Gain (loss) on hedging positions and foreign exchange transactions	347	(1,127)	279	2,091
Total gain on financial instruments	2,971	882	4,832	5,027

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
19.Business segment information

        The following table provides certain information regarding the Bank’s operations by segment:

	Three months ended September 30, 2026			Nine months ended September 30, 2026
	Commercial	Treasury	Total	Commercial	Treasury	Total
Interest income	184,230	30,796	215,026	508,280	91,911	600,191
Interest expense	(150)	(135,095)	(135,245)	(429)	(376,496)	(376,925)
Inter-segment net interest income	(109,416)	109,416	—	(304,925)	304,925	—
Net interest income	74,664	5,117	79,781	202,926	20,340	223,266
Other income	16,540	2,799	19,339	53,605	4,251	57,856
Total income	91,204	7,916	99,120	256,531	24,591	281,122

Provision for credit losses	(10,493)	81	(10,412)	(24,378)	633	(23,745)
Operating expenses	(20,192)	(5,366)	(25,558)	(56,335)	(15,083)	(71,418)
Segment profit for period	60,519	2,631	63,150	175,818	10,141	185,959

				September 30, 2026
Segment assets				12,860,971	3,582,667	16,443,638
Segment liabilities				345,651	14,290,676	14,636,327

	Three months ended September 30, 2025				Nine months ended September 30, 2025
	Commercial	Treasury	Total		Commercial	Treasury	Total
Interest income	156,856	36,824	193,680	193680000	474,533	102,998	577,531
Interest expense	(142)	(126,111)	(126,253)		(431)	(376,678)	(377,109)
Inter-segment net interest income	(96,721)	96,721	—		(295,423)	295,423	—
Net interest income	59,993	7,434	67,427		178,679	21,743	200,422
Other income	15,276	74	15,350		47,675	2,671	50,346
Total income	75,269	7,508	82,777		226,354	24,414	250,768

Provision for credit losses	(6,495)	13	(6,482)		(16,752)	35	(16,717)
Operating expenses	(16,787)	(4,540)	(21,327)		(49,979)	(13,188)	(63,167)
Segment profit for period	51,987	2,981	54,968		159,623	11,261	170,884

					December 31, 2025
Segment assets					9,327,239	3,430,570	12,757,809
Segment liabilities					188,470	10,867,813	11,056,283

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
19.Business segment information (continued)

The following table shows the reconciliation of information by business segments:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Profit for the period	63,150	54,968	185,959	170,884

			September 30, 2026	December 31, 2025
Assets:
Assets from reportable segments			16,443,638	12,757,809
Other assets - unallocated			36,335	28,584
Total			16,479,973	12,786,393

Liabilities:
Liabilities from reportable segments			14,636,327	11,056,283
Other liabilities - unallocated			53,438	51,363
Total			14,689,765	11,107,646

20.Related party transactions

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Expenses:
Compensation costs to directors	1,033	791	2,751	1,803
Compensation costs to executives	1,237	8,385	8,883	14,373
Compensation costs of Bank´s directors and executives include annual cash retainers and the cost of granted restricted stock and restricted stock units, as detailed in the Stock Incentive Plan.

21.Litigation

As of September 30, 2026, the Bank is involved in a legal proceeding in which a payment of approximately $3.5 million is being claimed. Such proceeding is ongoing and had not been resolved as of the date of these consolidated financial statements. Based on management’s assessment and the opinion of external legal counsel, it is not considered probable that the resolution of this proceeding will result in an outflow of economic resources for the Bank. Accordingly, no provision has been recognized in the consolidated financial statements in respect of this matter.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
22. Applicable laws and regulations
Liquidity index

Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes that every general license or international license bank must guarantee, with a higher level of confidence, that it is in the position to face its intraday liquidity obligations in a period when liquidity pressure may affect the lending market. For that purpose, the SBP has established a short-term liquidity coverage ratio known as “Liquidity Coverage Ratio or LCR”. This ratio is measured through the quotient of two amounts, the first one corresponds to the high-quality liquid assets and the second one corresponds to the net cash outflows in 30 days.
As of September 30, 2026, and December 31, 2025, the minimum LCR to be reported to the SBP was 100%. The Bank´s LCR as of September 30, 2026 was 147.8% (December 31, 2025: 159.3%).

Rule No. 4-2008 issued by the SBP, establishes that every general license or international license bank must always maintain, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date. The formula is based on the following parameters:

Liquid assets	x 100 = X% (Liquidity index)
Liabilities (Deposits received)

The liquidity index reported by the Bank to the regulator as of September 30, 2026 was 39.7% (December 31, 2025: 60.7%).
Capital adequacy
The Banking Law in the Republic of Panama and Rules No. 01-2015, 03-2016 and 05-2023 require that the general license banks maintain a total capital adequacy index. The Bank's capital, in accordance with current banking regulations, is separated into Ordinary Primary Capital: which consists of paid-in capital in shares, excess paid-in capital, declared reserves, retained earnings, minority interest shares and other accumulated comprehensive income items, less regulatory adjustments; and Additional Primary Capital: which consists of instruments issued by the Bank or consolidated subsidiaries that meet the requirements for inclusion, issue premiums, less regulatory adjustments applicable to additional primary capital.
As of September 30, 2026, the capital adequacy index may not be less, at any time, than 10.5% (including the capital conservation buffer of 1.25% required for 2025, according to Rule No. 05-2023) of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risks; and ordinary primary capital plus conservation buffer that shall not be less than 7% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks; and a total primary capital plus conservation buffer that shall not be less than 8.5% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks.

Capital Conservation Calculation

As of July 2024, Rule No. 05-2023, issued by the Superintendency of Banks of Panama, came into force, which establishes rules on the creation of a capital conservation buffer, whose objectives are:
(i) ensure that banks accumulate reserves that can be used in case of incurring losses,
(ii) that banks do not fail to comply with the established minimum requirements, without considering the conservation buffer, in episodes of deterioration in solvency.

As established in the Rule, banking entities must establish a capital conservation buffer of 2.5%, (established in a phased manner starting with 0.50% as of July 1, 2024, 0.75% for July 1, 2025 and 1.25% for July 1, 2026) of risk-weighted assets (credit, market and operating), made up of capital ordinary primary and in addition to all the minimum regulatory capital requirements that are established, for which the total minimum regulatory capital will be 8.5% for 2024, 9.25% for 2025 and 10.5% for 2026, (before the modification of the Rule 8%).

The primary objectives of the Bank’s capital management policy are to ensure that the Bank complies with capital requirements imposed by local regulators and maintains strong credit ratings and healthy capital ratios to support its business and to maximize shareholder value.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
22.Applicable laws and regulations (continued)

The Bank manages its capital structure and adjusts it according to changes in economic conditions and the risk characteristics of its activities. To maintain or adjust the capital structure, the Bank may adjust the amount of dividend payment to shareholders, return capital to shareholders or issue capital securities.

No changes have been made to the objectives, policies and processes from previous periods. However, they are under constant review by the Board of Directors.
The information corresponding to the total capital adequacy index is as follows:

	September 30, 2026	December 31, 2025
Ordinary primary capital, net of adjustments	1,405,901	1,322,970
Capital funds	1,781,011	1,675,484
Risk-weighted assets	12,432,305	10,822,730
Ordinary capital ratio	11.3%	12.2%
Ordinary capital total	12.9%	14.1%
Capital adequacy ratio	14.3%	15.5%

Leverage ratio

Article No. 17 of the Rule No. 1-2015 establishes the leverage ratio of a regulated entity by means of the quotient between the ordinary primary capital and the total exposure for non-risk-weighted assets inside and outside the consolidated statement of financial position as established by the SBP. For the determination of the exposure of off-balance-sheet transactions, the criteria established for credit and counterparty credit risk positions will be used. The exposure of the derivatives will be the fair value at which they are recorded in the Bank’s assets.
The leverage ratio cannot be lower, at any time, than 3%. The Bank will inform to SBP as often as the compliance with the leverage ratio is determined.
The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	September 30, 2026	December 31, 2025
Ordinary capital	1,405,901	1,322,970
Non-risk-weighted assets	17,203,996	13,402,426
Leverage ratio	8.2%	9.9%
Regulatory reserves
Below is a list of the regulatory reserves that the Bank maintains in accordance with the prudential standards of the SBP:

	September 30, 2026	December 31, 2025
Dynamic provision	177,135	154,538
Regulatory reserve for individual credits	4,814	4,555
Total regulatory reserves	181,949	159,093
Credit risk coverage - dynamic provision
The SBP by means of Rule No. 4-2013, establishes the compulsory constitution of a dynamic provision in addition to the specific credit provision as part of the total provisions for the credit risk coverage.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
22. Applicable laws and regulations (continued)
The dynamic provision is an equity item forms part of regulatory capital but does not replace or offset the capital adequacy requirements established by the SBP. This allocation is restricted for dividend distribution purposes.
Methodology for the constitution of the regulatory credit reserve

The SBP by means of the General Resolution of Board of Directors SBP-GJD-0003-2013 of July 9, 2013, establishes the accounting methodology for differences that arise between the application of IFRS and the application of prudential regulations issued by the SBP; as well as the additional disclosures required to be included in the notes to the consolidated financial statements.
The parameters established in this methodology are the following:
–The calculations of accounting balances in accordance with IFRS and the prudential standards issued by the SBP will be carried out and the respective figures will be compared.
–When the calculation made in accordance with IFRS results in a higher reserve or provision for the bank compared to the one resulting from the use of the prudential standards issued by the SBP, the Bank will account the IFRS figures.
–When the impact of the use of prudential standards results in a higher reserve or provision for the Bank, the effect of the application of IFRS will be recognized in profit or loss, and the difference between IFRS calculation compared to the prudential standards calculation will be appropriated from retained earnings as a regulatory credit reserve. If the Bank does not have sufficient retained earnings, the difference will be presented as an accumulated deficit account.
–The regulatory credit reserve mentioned in paragraph 3 of this Rule may not be reversed against retained earnings as long as there are differences between IFRS and the prudential standards.
Considering that the Bank presents its consolidated financial statements under IFRS, specifically for its expected credit reserves under IFRS 9, the line "Regulatory credit reserve" established by the SBP has been used to present the difference between the application of the accounting standard used and the prudential regulations of the SBP to comply with the requirements of Rule No. 4-2013.
Capital reserve
In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.

Regulatory reserve for individual credits
Article 27 of Rule No. 4-2013, as amended by Article 1 of Rule No. 11-2019, indicates that all loans classified as unrecoverable must be written off within a period of no more than one year. For corporate loans with real estate collateral, the bank will write off all loans classified as unrecoverable within a period of no more than two years, from the date on which it was classified in that category. After two years, if the Bank has not made the write-off, it must create a reserve in the equity account, through the appropriation of retained earnings against, which will be charged to the value of the loan net of the provisions already established, according to the percentages established in the following table:

Percentage applicable
Period
At the beginning of the third year	50%
At the beginning of the fourth year	50%
In accordance with the provisions of Rule No. 11-2019 and 4-2013, the Bank recognized regulatory provisions for individual loans for $4.8 million as of September 30, 2026 (December 31, 2025: $4.6 million).

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
22.Applicable laws and regulations (continued)

Specific provisions
Rule No. 4-2013, modified by Rule No. 8-2014, states that the specific credit provisions are originated from the objective and concrete evidence of impairment. These provisions must be established for credit facilities classified according to the risk categories denominated as: special mention, substandard, doubtful, or unrecoverable, both for individual credit facilities as for a group of such facilities. In the case of a group, it corresponds to circumstances that indicate the existence of deterioration in credit quality, although individual identification is still not possible.

Banks must calculate and maintain at all times the amount of the specific credit provisions determined by the methodology specified in this Rule, which takes into account the balance owed of each credit facility classified in any of the categories subject to provision, mentioned in the paragraph above; the present value of each guarantee available in order to mitigate risk, as established by type of collateral; and a weighting table that applies to the net exposure balance subject to loss of such credit facilities.
Article No. 34 of this Rule establishes that all credits must be classified in the following five (5) categories, according to their default risk and loan conditions, and establishes a minimum reserve for each classification: normal 0%, special mention 20%, substandard 50%, doubtful 80%, and unrecoverable 100%.
If there is an excess in the specific credit provision, calculated in accordance with this Rule, compared to the provision calculated in accordance with IFRS, this excess will be accounted for as a regulatory credit reserve in equity and will increase or decrease with appropriations from/to retained earnings. The balance of the regulatory credit reserve will not be considered as capital funds for calculating certain ratios or prudential indicators mentioned in the Rule.
Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	September 30, 2026
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	7,368,131	22,744	45,009	20,000	10,107	7,465,991
Financial institutions:
Private	2,628,436	—	—	—	—	2,628,436
State-owned	358,999	—	—	—	—	358,999
	2,987,435	—	—	—	—	2,987,435
Sovereign	969,743	—	—	—	—	969,743
Total	11,325,309	22,744	45,009	20,000	10,107	11,423,169

Loans at FVOCI
Corporations	277,465	—	—	—	—	277,465
Financial institutions:
Private	118,757	—	—	—	—	118,757
Sovereign	502,071	—	—	—	—	502,071
Total	898,293	—	—	—	—	898,293

Total loans	12,223,602	22,744	45,009	20,000	10,107	12,321,462

Specific Provision	—	4,549	22,505	16,000	10,107	53,161

Allowance for loan
losses under IFRS (*):	40,193	4,582	20,995	17,806	7,292	90,868

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
22.Applicable laws and regulations (continued)

	December 31, 2025
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	6,195,013	101,333	—	26,933	11,775	6,335,054
Financial institutions:
Private	2,401,466	—	—	—	—	2,401,466
State-owned	250,036	—	—	—	—	250,036
	2,651,502	—	—	—	—	2,651,502
Sovereign	118,169	—	—	—	—	118,169
Total	8,964,684	101,333	—	26,933	11,775	9,104,725

Loans at FVOCI
Corporations	52,261	—	—	—	—	52,261
Financial institutions:
Private	19,363	—	—	—	—	19,363
State-owned	4,952	—	—	—	—	4,952
	24,315	—	—	—	—	24,315
Total	76,576	—	—	—	—	76,576

Total loans	9,041,260	101,333	—	26,933	11,775	9,181,301

Specific Provision	—	20,267	—	21,546	7,220	49,033

Allowance for loan
losses under IFRS (*):	34,406	30,891	—	20,126	8,853	94,276

As of September 30, 2026 the restructured loans are $15.3 million, (December 31, 2025: the restructured loans are for $51.2 million).
Rule No.4-2013 defines as Past Due any credit facility for which payment of contractually agreed amounts present more than thirty (30) days in arrears, up to ninety (90) days; and as Delinquent, any credit facility for which payment of contractually agreed amounts present more than ninety (90) days in arrears, except for single-payment transactions and overdrafts, which will be considered Delinquent when payment exceeds thirty (30) days in arrears from the contractual payment date.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
22.Applicable laws and regulations (continued)
Below is the classification of the loan portfolio by maturity profile based on Rule No. 4-2013 and modified by Rule No. 8-2014:

	September 30, 2026
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	7,435,884	—	30,107	7,465,991
Financial institutions:
Private	2,628,436	—	—	2,628,436
State-owned	358,999	—	—	358,999
	2,987,435	—	—	2,987,435
Sovereign	969,743	—	—	969,743
Total	11,393,062	—	30,107	11,423,169

Loans at FVOCI
Corporations	277,465	—	—	277,465
Financial institutions:
Private	118,757	—	—	118,757
Sovereign	502,071	—	—	502,071
Total	898,293	—	—	898,293

Total loans	12,291,355	—	30,107	12,321,462

	December 31, 2025
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	6,298,014	20,000	17,040	6,335,054
Financial institutions:
Private	2,401,466	—	—	2,401,466
State-owned	250,036	—	—	250,036
	2,651,502	—	—	2,651,502
Sovereign	118,169	—	—	118,169
Total	9,067,685	20,000	17,040	9,104,725

Loans at FVOCI
Corporations	52,261	—	—	52,261
Financial institutions:
Private	19,363	—	—	19,363
State-owned	4,952	—	—	4,952
Total	76,576	—	—	76,576

Total loans	9,144,261	20,000	17,040	9,181,301

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
22.Applicable laws and regulations (continued)
In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	September 30, 2026
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	45,009	20,000	10,107	75,116
Total	—	—	45,009	20,000	10,107	75,116

	December 31, 2025
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	26,933	11,775	38,708
Total	—	—	—	26,933	11,775	38,708

	September 30, 2026	December 31, 2025
Non-accruing loans:
Private corporations	75,116	38,708

Unrecognized interest on non-accrual loans	5,338	1,302
As of September 30, 2026, and December 31, 2025, there was no interest income collected on loans in non-accrual status.

23.Subsequent events
Dividends declared
At a meeting of the Board of Directors held on October 20, 2026, the declaration of a quarterly cash dividend of US$0.6875 per common share, corresponding to the third quarter of 2026, was approved. The dividend will be paid on November 20, 2026 to holders of the Bank’s common shares of record as of November 06, 2026.